Exhibit 99.4

FF305

Next Day Disclosure Return
(Equity issuer - changes in issued shares or treasury shares, share buybacks and/or on-market sales of treasury shares)

Instrument:	Equity issuer	Status:	New Submission
Name of Issuer:	Zhihu Inc.		
Date Submitted:	16 April 2026		

*Section I must be completed by a listed issuer where there has been a change in its issued shares or treasury shares which is discloseable pursuant to rule 13.25A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Exchange**") (the **"Main Board Rules"**) or rule 17.27A of the Rules Governing the Listing of Securities on GEM of the Exchange (the "**GEM Rules**").*

Section I

1. Class of shares	WVR ordinary shares	**Type of shares**	A	**Listed on the Exchange**	Yes
Stock code (if listed)	02390	**Description**			

A. Changes in issued shares or treasury shares

Events	Changes in issued shares (excluding treasury shares)		Changes in treasury shares	*Issue/ selling price per share (Note 4)*	Total number of issued shares
	Number of issued shares (excluding treasury shares)	*As a % of existing number of issued shares (excluding treasury shares) before the relevant event (Note 3)*	Number of treasury shares		
Opening balance as at *(Note 1)* 14 April 2026	254,416,106		0		254,416,106
1). Other (please specify) See Part B **Date of changes** 15 April 2026		%			
Closing balance as at *(Notes 5 and 6)* 15 April 2026	254,416,106		0		254,416,106

Page 1 of 10

v 1.3.0

FF305

B. Shares redeemed or repurchased for cancellation but not yet cancelled as at the closing balance date *(Notes 5 and 6)*

1).	Shares repurchased for cancellation but not yet canceled **Date of changes** 02 January 2026	99,000	0.037 %		USD	1.123	
2).	Shares repurchased for cancellation but not yet canceled **Date of changes** 05 January 2026	99,000	0.037 %		USD	1.1328	
3).	Shares repurchased for cancellation but not yet canceled **Date of changes** 06 January 2026	99,000	0.037 %		USD	1.1732	
4).	Shares repurchased for cancellation but not yet canceled **Date of changes** 07 January 2026	99,000	0.037 %		USD	1.146	
5).	Shares repurchased for cancellation but not yet canceled **Date of changes** 08 January 2026	99,000	0.037 %		USD	1.1744	
6).	Shares repurchased for cancellation but not yet canceled **Date of changes** 09 January 2026	99,000	0.037 %		USD	1.1782	
7).	Shares repurchased for cancellation but not yet canceled **Date of changes** 14 January 2026	4,704	0.002 %		USD	1.266	
8).	Shares repurchased for cancellation but not yet canceled **Date of changes** 15 January 2026	99,000	0.037 %		USD	1.2398	
9).	Shares repurchased for cancellation but not yet canceled **Date of changes** 16 January 2026	97,122	0.036 %		USD	1.1876	
10).	Shares repurchased for cancellation but not yet canceled **Date of changes** 20 January 2026	92,814	0.034 %		USD	1.2321	
11).	Shares repurchased for cancellation but not yet canceled **Date of changes** 21 January 2026	17,646	0.007 %		USD	1.2634	

Page 2 of 10

v 1.3.0

FF305

12).	Shares repurchased for cancellation but not yet canceled **Date of changes** 23 January 2026	99,000	0.037 %		USD	1.239	
13).	Shares repurchased for cancellation but not yet canceled **Date of changes** 26 January 2026	99,000	0.037 %		USD	1.2498	
14).	Shares repurchased for cancellation but not yet canceled **Date of changes** 27 January 2026	40,170	0.015 %		USD	1.2659	
15).	Shares repurchased for cancellation but not yet canceled **Date of changes** 28 January 2026	99,000	0.037 %		USD	1.2599	
16).	Shares repurchased for cancellation but not yet canceled **Date of changes** 29 January 2026	99,000	0.037 %		USD	1.2547	
17).	Shares repurchased for cancellation but not yet canceled **Date of changes** 30 January 2026	97,305	0.036 %		USD	1.2557	
18).	Shares repurchased for cancellation but not yet canceled **Date of changes** 02 February 2026	94,140	0.035 %		USD	1.2328	
19).	Shares repurchased for cancellation but not yet canceled **Date of changes** 03 February 2026	99,000	0.037 %		USD	1.1653	
20).	Shares repurchased for cancellation but not yet canceled **Date of changes** 04 February 2026	93,840	0.035 %		USD	1.16	
21).	Shares repurchased for cancellation but not yet canceled **Date of changes** 05 February 2026	99,000	0.037 %		USD	1.1608	
22).	Shares repurchased for cancellation but not yet canceled **Date of changes** 06 February 2026	96,657	0.036 %		USD	1.1585	
23).	Shares repurchased for cancellation but not yet canceled **Date of changes** 09 February 2026	99,000	0.037 %		USD	1.1978	

Page 3 of 10

v 1.3.0

FF305

24).	Shares repurchased for cancellation but not yet canceled **Date of changes** 10 February 2026	94,572	0.035 %		USD	1.2286	
25).	Shares repurchased for cancellation but not yet canceled **Date of changes** 11 February 2026	99,000	0.037 %		USD	1.2056	
26).	Shares repurchased for cancellation but not yet canceled **Date of changes** 12 February 2026	99,000	0.037 %		USD	1.2004	
27).	Shares repurchased for cancellation but not yet canceled **Date of changes** 13 February 2026	99,000	0.037 %		USD	1.1782	
28).	Shares repurchased for cancellation but not yet canceled **Date of changes** 17 February 2026	99,000	0.037 %		USD	1.1658	
29).	Shares repurchased for cancellation but not yet canceled **Date of changes** 18 February 2026	95,601	0.035 %		USD	1.1704	
30).	Shares repurchased for cancellation but not yet canceled **Date of changes** 19 February 2026	87,648	0.032 %		USD	1.1769	
31).	Shares repurchased for cancellation but not yet canceled **Date of changes** 20 February 2026	94,272	0.035 %		USD	1.1738	
32).	Shares repurchased for cancellation but not yet canceled **Date of changes** 27 March 2026	300,000	0.111 %		USD	0.8787	
33).	Shares repurchased for cancellation but not yet canceled **Date of changes** 30 March 2026	388,005	0.144 %		USD	0.9003	
34).	Shares repurchased for cancellation but not yet canceled **Date of changes** 31 March 2026	245,118	0.091 %		USD	0.9331	
35).	Shares repurchased for cancellation but not yet canceled **Date of changes** 01 April 2026	328,488	0.122 %		USD	0.9366	

Page 4 of 10

v 1.3.0

FF305

36). Shares repurchased for cancellation but not yet canceled **Date of changes** 02 April 2026	169,593	0.063 %		USD	0.9938	
37). Shares repurchased for cancellation but not yet canceled **Date of changes** 06 April 2026	391,761	0.145 %		USD	1.0333	
38). Shares repurchased for cancellation but not yet canceled **Date of changes** 07 April 2026	391,134	0.145 %		USD	1.0268	
39). Shares repurchased for cancellation but not yet canceled **Date of changes** 08 April 2026	279,687	0.104 %		USD	1.0802	
40). Shares repurchased for cancellation but not yet canceled **Date of changes** 09 April 2026	221,358	0.082 %		USD	1.0885	
41). Shares repurchased for cancellation but not yet canceled **Date of changes** 10 April 2026	365,856	0.136 %		USD	1.0915	
42). Shares repurchased for cancellation but not yet canceled **Date of changes** 13 April 2026	341,901	0.127 %		USD	1.0864	
43). Shares repurchased for cancellation but not yet canceled **Date of changes** 14 April 2026	347,052	0.129 %		USD	1.136	
44). Shares repurchased for cancellation but not yet canceled **Date of changes** 15 April 2026	230,343	0.085 %		USD	1.179	

Remarks:

76,781 ADS were repurchased on the New York Stock Exchange on April 15, 2026 (U.S. time) at US$3.5371 per ADS. Each ADS represents three class A ordinary shares.
The percentage as stated in the above "Changes in issued shares (excluding treasury shares) as a % of existing number of issued shares (excluding treasury shares) before the relevant event" column was calculated based on the Company's issued shares of 269,862,884 (comprising 254,416,106 Class A ordinary shares and 15,446,778 Class B ordinary shares).

Page 5 of 10

v 1.3.0

FF305 Page 6 of 10 v 1.3.0 Confirmation Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each issue of shares or sale or transfer of treasury shares as set out in Section I, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable: (Note 7) (i) all money due to the listed issuer in respect of the issue of shares, or sale or transfer of treasury shares has been received by it; (ii) all pre-conditions for the listing imposed by the Main Board Rules / GEM Rules under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 8); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Notes to Section I: 1. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 2. Please set out all changes in issued shares or treasury shares requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of changes. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 3. The percentage change in the number of issued shares (excluding treasury shares) of the listed issuer is to be calculated by reference to the opening balance of the number of issued shares (excluding treasury shares) being disclosed in this Next Day Disclosure Return.

FF305 Page 7 of 10 v 1.3.0 4. In the case of a share repurchase or redemption, the “issue/ selling price per share” shall be construed as “repurchase price per share” or “redemption price per share”. Where shares have been issued/ sold/ repurchased/ redeemed at more than one price per share, a volume-weighted average price per share should be given. 5. The closing balance date is the date of the last relevant event being disclosed. 6. For repurchase or redemption of shares, disclosure is required when the relevant event has occurred (subject to the provisions of Main Board Rules 10.06(4)(a), 13.25A and 13.31 / GEM Rules 13.13(1), 17.27A and 17.35), even if the repurchased or redeemed shares have not yet been cancelled. If repurchased or redeemed shares are to be cancelled upon settlement of such repurchase or redemption after the closing balance date, they shall remain part of the issued shares as at the closing balance date in Part A. Details of these repurchased or redeemed shares shall be disclosed in Part B. 7. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. 8. “Identical” means in this context: - the securities are of the same nominal value with the same amount called up or paid up; - they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and - they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

FF305

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1).

Repurchase report

Section II					
1. Class of shares	WVR ordinary shares	**Type of shares**	A	**Listed on the Exchange**	Yes
Stock code (if listed)	02390	**Description**			

A. Repurchase report

Trading date	Number of shares repurchased	Method of repurchase *(Note 1)*	Repurchase price per share or highest repurchase price per share $	Lowest repurchase price per share $	Aggregate price paid $
1). 15 April 2026	230,343	On another stock exchange New York Stock Exchange	USD 1.19	USD 1.1467	USD 271,580.83

Total number of shares repurchased	230,343	**Aggregate price paid $**	USD 271,580.83
Number of shares repurchased for cancellation	230,343		
Number of shares repurchased for holding as treasury shares	0		

B. Additional information for issuer who has a primary listing on the Exchange

1).	**Date of the resolution granting the repurchase mandate**		25 June 2025
2).	**Total number of shares which the issuer is authorised to repurchase under the repurchase mandate**		26,300,429
3).	**Number of shares repurchased on the Exchange or another stock exchange under the repurchase mandate**	**(a)**	6,788,787
4).	**As a % of number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate** *(a) x 100 / number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate*		2.581 %
5).	**Moratorium period for any issue of new shares, or sale or transfer of treasury shares after the share repurchase(s) set out in Part A *(Note 2)***	**Up to**	15 May 2026

Page 8 of 10

v 1.3.0

FF305 Page 9 of 10 v 1.3.0 We hereby confirm that the repurchases made on another stock exchange set out in Part A above were made in accordance with the Main Board Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated May 29, 2025, which has been filed with the Exchange. We also confirm that any repurchases made on another stock exchange set out in Part A above were made in accordance with the domestic rules applying to repurchases on that other stock exchange. Notes to Section II: 1. Please state whether the repurchase was made on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer. 2. Subject to the carve-out set out in Main Board Rule 10.06(3)(a)/ GEM Rule 13.12, an issuer may not (i) make a new issue of shares, or a sale or transfer of any treasury shares; or (ii) announce a proposed new issue of shares, or a sale or transfer of any treasury shares, for a period of 30 days after any purchase by it of shares, whether on the Exchange or otherwise, without the prior approval of the Exchange.

FF305 Page 10 of 10 v 1.3.0 Section III must also be completed by a listed issuer where it has made a sale of treasury shares on the Exchange or any other stock exchange on which the issuer is listed which is discloseable under Main Board Rule 10.06B / GEM Rule 13.14B. Report of on-market sale of treasury shares Not applicable Submitted by: Lau Yee Wa (Name) Title: Company Secretary (Director, Secretary or other Duly Authorised Officer)